

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 27, 2021

Thomas Andrew Crockett
Chief Executive Officer
KalVista Pharmaceuticals, Inc.
55 Cambridge Parkway
Suite 901E
Cambridge, MA 02142

      Re: **KalVista Pharmaceuticals, Inc.**
          Registration Statement on Form S-3
          Filed May 21, 2021
          File No. 333-256378

Dear Mr. Crockett:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Robert A. Freedman, Esq.